

May 9, 2018

DeLome Fair
President and Chief Executive Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, Texas 77056

> **Re:** **Synthesis Energy Systems, Inc**.
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 27, 2018**
> **File No. 333-222671**
>
> **Form 10-K/A for the Year Ended June 30, 2017**
> **Filed April 27, 2018**
> **Form 10-Q/A for the Quarter Ended September 30, 2017**
> **Filed April 27, 2018**
> **Form 10-Q/A for the Quarter Ended December 31, 2017**
> **Filed April 27, 2018**
> **File No. 001-33522**

Dear Ms. Fair:

We have reviewed your supplemental response in connection with your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3
Incorporation of Certain Documents by Reference, page 5

1.   Please amend your Form S-3 to include the 8-K filed March 13, 2018. In addition, please make sure that any amendments made in connection with comment 2, below, are specifically included in this section. To the extent the company files its Form 10-Q for the quarter ended March 31, 2018 prior to going effective on the S-3, please include this report as well.

Form 10-K/A for the Year Ended June 30, 2017 Filed April 27, 2018
Form 10-Q/A for the Quarter Ended September 30, 2017 Filed April 27, 2018
Form 10-Q/A for the Quarter Ended December 31, 2017 Filed April 27, 2018

Exhibit 31.1 and Exhibit 32.1

2.   The certifications filed as exhibits to your amendments do not appear to refer to the appropriate filings. For example, the certifications referred to the Form 10-K/A (amendment No.1) instead of Form 10-K/A (amendment No.2), and the Form 10-Q instead of Form 10-Q/A. Please amend.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sisi Cheng, Staff Accountant at (202) 551-5004 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

for Amanda Ravitz
Assistant Director
Office of Manufacturing and
Construction